Exhibit 10.22

November 6, 2012

Mr. Charles Rutstein

526 Cambridge Turnpike

Concord, MA 01742

Dear Charles:

This letter acknowledges your separation from employment with Forrester Research, Inc. (“Forrester” or the “Company”), and sets forth Forrester’s agreement with you concerning this separation and the terms of your severance package.

You have agreed to resign from your position as Chief Operating Officer and as a member of the Board of Directors of Forrester effective October 24, 2012. Your separation from employment with Forrester shall be effective as of November 15, 2012 (the “Separation Date”). Between now and the Separation Date, you shall be available as needed in order to assist in the orderly transition of your duties and to perform such other duties as may be reasonably directed by Forrester.

On the Separation Date, Forrester will pay you an amount equal to any earned but previously unpaid base salary through such date, and payment for accrued but unused vacation, reduced by all appropriate withholdings. The payments set forth in this paragraph are not contingent upon your execution of this letter agreement.

Subject to your eligibility to elect continuing group medical and dental insurance coverage in accordance with the federal law known as COBRA, your participation in Forrester’s group medical and dental insurance plans shall terminate effective November 30, 2012, in accordance with the terms of such plans and programs. Your participation in all other employee benefit plans and programs provided by Forrester shall terminate on the Separation Date in accordance with the terms of such plans and programs.

This letter does not alter the terms of any Company stock and stock option plans (such as the Company’s Amended and Restated 1996 Equity Incentive Plan or Amended and Restated 2006 Equity Incentive Plan), or the terms of any previously awarded grants under such plans.

Please be reminded of your continuing obligations pursuant to the Confidentiality, Proprietary Rights, and Noncompetition Agreement that you signed on June 18, 1998 (copy enclosed). These obligations continue following the conclusion of your employment on November 15, 2012, and apply regardless of whether you execute this letter agreement.

Further, in consideration of your fulfillment of your obligations set forth herein, and without admission of any wrongdoing or liability on the part of Forrester, you and Forrester agree as follows:

1.	Subject to your execution of this letter agreement, as well as your continuing fulfillment of all of your obligations hereunder, Forrester will provide you with the following:

(a) Forrester will pay you severance compensation for twenty-four (24) semi-monthly pay periods, as follows: (i) $14,700.00 per semi-monthly pay period, as such amount is your current base salary ($352,800.00 annualized); and (ii) $695.00 per semi-monthly pay period, as such amount is approximately the Company’s contribution towards your current medical and dental insurances. These payments will be made in accordance with Forrester’s regular payroll practices and will be subject to all applicable withholdings. These payments will begin as soon as administratively possible following the expiration of the revocation period set forth in paragraph 9, below. For the avoidance of doubt, the payment referenced in subsection (ii) may be used by you for any purpose, including, but not limited to, health care continuation coverage under COBRA.

(b) You will be eligible to receive executive level outplacement services, up to a maximum amount of $30,000.00, through an entity of your choosing, subject to Forrester’s approval, which approval shall not be unreasonably withheld. The invoices for such services shall be sent directly to my attention at Forrester for payment. Forrester shall pay such invoices within thirty (30) days of Forrester’s receipt of same.

(c) Forrester agrees not to contest any claim you may file for unemployment compensation benefits. You acknowledge and agree that the decision whether to award such benefits rests with the state unemployment board and that Forrester cannot guarantee your receipt of such benefits.

2.	Prior to your Separation Date, you shall return to Forrester all telephone cards, credit cards, building cards, keys, work papers, files and other documentation, laptop computer and other equipment, computer files and diskettes, and all other Forrester records and property, without retaining any copies or derivations thereof, except for your personnel and benefits documents.

3.	You have agreed to submit for reimbursement purposes all business expense reports and any necessary supporting documentation to Forrester by November 15, 2012. The severance pay set forth in paragraph 1 above will take into account a proper reconciliation of amounts due to you from Forrester and/or amounts due to Forrester from you. These reconciliation adjustments may include, but are not limited to, outstanding travel advances or expenses, overdue American Express bills, unreturned Company-owned equipment, and outstanding expense reports. For the avoidance of doubt, in the event these obligations to Forrester have not been previously satisfied, Forrester will offset them against any severance compensation payable hereunder.

4.	In consideration of the undertakings described herein, including the severance compensation which Forrester has agreed to pay you hereunder, and to which you would not otherwise be entitled, you, on behalf of yourself and your representatives, assigns, executors, administrators, and heirs, hereby completely release and forever discharge Forrester Research, Inc. and its subsidiaries, and all of their respective shareholders (but only in their capacity as shareholders), officers, and all other representatives, agents, directors, employees, employee benefit plans, successors, and assigns, both individually and in their official capacities, from all claims, rights, demands, actions, obligations, and causes of action, of every kind, nature, and character, known or unknown, which you now have, may now have, or have ever had, against them until the date you execute this letter agreement arising from or in any way connected with your employment relationship with Forrester Research, Inc., any actions during the relationship, and/or the termination of such relationship. This release extends to, without limitation, “wrongful discharge” claims; all claims relating to any contracts of employment, express or implied; any claims related to defamation, privacy, misrepresentation, or breach of the covenant of good faith and fair dealing, express or implied, and tort claims of every nature; any claims under municipal, state, or federal statutes or ordinances; claimed violations of fair employment practices, anti-discrimination, or civil rights laws (including but not limited to all claims under Title VII of the Civil Rights Act of 1964, and any claims of discrimination on the basis of race, sex, pregnancy, age, religion, national origin, sexual orientation or sexual preference, handicap, disability, veteran status or any other protected classification; claims under the Age Discrimination in Employment Act, as amended; claims under the Family and Medical Leave Act, as amended, or any other federal or state law concerning leaves of absence; claims under the Americans With Disabilities Act, as amended, and any other laws and regulations relating to employment discrimination); claims under the Worker Adjustment and Retraining Notification (“WARN”) Act; claims under the Employee Retirement Income Security Act (other than claims against an employee benefit plan seeking payment of a vested benefit under the terms of that plan); claims for wages, bonuses, incentive compensation, stock payments, stock options, any form of equity participation, or any other compensation or benefits; and claims for compensatory or punitive damages or attorney’s fees. This release does not apply to any vested stock options or other vested stock awards nor does it alter the terms of any equity incentive plans or previously awarded grants under such plans.

This release shall not apply to the following: a) any claim to enforce this letter agreement; b) any claim for indemnification and defense pursuant to any Forrester policy, such as its by-laws, or any insurance policy it may hold; and c) any claim for COBRA benefits.

5.	You agree that unless and until Forrester determines that, under applicable law, Forrester is required to make the provisions of this letter agreement public, the terms of this letter agreement are confidential. All information relating to the subject matter of this agreement, including the terms and amounts set forth herein, have been and will be held confidential by you and not publicized or disclosed to any person (other than an immediate family member, legal counsel, or financial advisor, provided that any such individual to whom permissible disclosure is made agrees to be bound by these confidentiality obligations), business entity, or government agency (except as mandated by state or federal law). You also agree that you will not disparage Forrester, its officers and directors, and any employee who you know to be an employee on the Separation Date. Forrester agrees to instruct its officers and directors to refrain from disparaging you. You represent that, as of the date of this letter agreement, you have not breached the Confidentiality, Proprietary Rights, and Noncompetition Agreement you entered into with Forrester, and you further agree to abide by such Agreement going forward. Any material breach of this letter agreement or the Confidentiality, Proprietary Rights, and Noncompetition Agreement, will be grounds for immediate termination and/or disgorgement of any of the pay and benefits provided to you hereunder. You further agree to cooperate with Forrester and to make yourself available to Forrester upon Forrester’s reasonable request, both before and after the Separation Date, in order to assist Forrester in: a) the defense of any pending or future legal claims as to which you may have relevant information; and b) the execution of any administrative or regulatory filings and related documentation, including as needed in order to effectuate your resignation or removal as a director, officer, or authorized signatory for any corporate group entity. You acknowledge and agree that you will not receive any additional compensation for such cooperation.

6.	Massachusetts law shall govern the validity and interpretation of this agreement.

7.	Any term or provision of this letter agreement that is determined to be invalid or unenforceable by any court of competent jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this letter agreement or affecting the validity or enforceability of any of the terms or provisions of this letter agreement in any other jurisdiction; and any such invalid or unenforceable provision shall be modified by such court so that it is enforceable to the greatest extent permitted by applicable law.

8.

This letter agreement constitutes the entire understanding of the parties with respect to your employment, its termination, and all related matters, excepting only the Confidentiality, Proprietary Rights and Noncompetition Agreement, and any stock option certificates and RSU award agreements, which will remain in full force and effect according to their terms. You and Forrester expressly warrant that each has read and fully understands this agreement; that Forrester has advised you to consult with an attorney before signing this agreement, and that you have had the opportunity to consult with legal counsel of your own choosing and to have the terms of this agreement fully explained to you; that you are not executing this agreement in reliance on any promises, representations, or inducements other than those contained herein; and that you are executing this agreement knowingly and voluntarily, and free of any duress or coercion.

9.	You may take until November 28, 2012 to decide to sign and return this agreement to Forrester, provided that you may not sign this letter agreement until the day following the Separation Date. You acknowledge that this response date provides you with more than twenty-one (21) days from the date of your receipt of such letter agreement in order to review and decide whether to accept such letter agreement. The offer contained in this letter agreement will automatically become null and void if Forrester does not receive your signed acceptance by November 28, 2012. Additionally, for a period of seven (7) days after you sign this agreement, you may revoke your acceptance of this agreement by delivery of written notice to Gail S. Mann, Chief Legal Officer, Forrester Research, Inc., 60 Acorn Park Drive, Cambridge, MA 02140. This agreement will not take effect until that revocation period has expired, and provided you have not timely revoked your acceptance of this agreement.

10.	This letter agreement, and the rights and obligations of the Company and you hereunder, shall inure to the benefit of and shall be binding upon, you and the Company and your and the Company’s respective successors, assigns, heirs and personal representatives.

If you wish to accept this agreement, please sign the enclosed copy of this letter agreement no earlier than the day following the Separation Date and no later than November 28, 2012, and return it to me. Please call me if you have any questions regarding the information set forth in this letter agreement.

Very truly yours,

/s/ Elizabeth A. Lemons
Elizabeth A. Lemons
Chief People Officer

Accepted and Agreed:

/s/ Charles B. Rutstein
Charles B. Rutstein

November 16, 2012

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